January 24, 2008
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:	PepsiCo, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2006
Filed February 20, 2007
File No. 001-01183
Dear Mr. Reynolds:
     Set forth below is the response of PepsiCo, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”), which was delivered in a letter dated December 13, 2007, in connection with the above-referenced Annual Report on Form 10-K, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 20, 2007. For your convenience, in this letter the text of the Staff’s comment is set forth in bold text followed by the response of the Company.
Schedule 14A
Executive Compensation, page 15
1.	Comment: While you list the 2006 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive compensation and long-term incentive compensation. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:
I. Cash Incentives. The Company provides performance-related annual and long-term cash incentive compensation opportunities to its executive officers under the shareholder-approved 2004 Executive Incentive Compensation Plan as described below.

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A.	Bonus Pool Determination. As disclosed in the Company’s 2007 annual proxy statement (the “2007 Proxy Statement”), in order to establish each executive officer’s 2006 bonus pool, we used either an earnings per share (EPS) target or a division’s net operating profit before taxes (NOPBT) target, depending on each executive officer’s position and scope of responsibility.
(i)	EPS Target. The EPS target is a designated percentage growth over the prior year’s EPS. The 2006 bonus pool for each applicable named executive officer was funded between 0% and 100% depending on actual achievement against the EPS target. In future proxy statements, where applicable, beginning with the Company’s 2008 annual proxy statement (the “2008 Proxy Statement”), the Company intends to disclose the EPS target. The Company also intends to disclose the actual 2007 EPS and whether the actual 2007 EPS funded each applicable named executive officer’s bonus pool.
(ii)	Division NOPBT Target. Each division NOPBT target is 100% attainment of the division’s planned NOPBT growth over the prior year’s NOPBT. The 2006 bonus pool for each applicable named executive officer was funded between 0% and 100% depending on actual achievement against the applicable division NOPBT target. In future proxy statements, where applicable, beginning with the 2008 Proxy Statement, the Company intends to disclose that each division NOPBT target is “100% attainment of the planned NOPBT growth for the year.” The Company also intends to disclose whether the actual percentage of achievement of the division NOPBT target funded each applicable named executive officer’s bonus pool. The Company does not intend to disclose the planned division NOPBT growth or the actual percentage achievement of the division NOPBT targets. Disclosure of the actual percentage achievement of the division NOPBT targets would enable competitors to calculate the actual dollar amount of planned division NOPBT growth. The Company does not publicly disclose planned division NOPBT growth, and doing so, even after the conclusion of the performance year, would result in competitive harm to the Company for the reasons discussed below.
Attachment A provides an example of disclosure regarding the bonus pool determination that is intended to reflect the above discussion.

B.	Determination of Actual Bonus. When determining the actual annual and long-term incentive awards paid to each executive officer from his or her bonus pool described above, the Compensation Committee considers Company Performance and Individual Performance, with Company Performance generally weighted approximately two-thirds and Individual Performance weighted approximately one-third.
(i)	Company Performance Measures. The specific 2006 Company Performance measures used in determining each 2006 named executive officer’s annual and long-term incentive awards relate to either (a) the Company as a whole, (b) a reporting line of business (e.g., PepsiCo Beverages North America) or (c) a business unit (e.g., Pepsi-Cola North America & Foodservice and Quaker Foods/Tropicana/Gatorade), depending on the named executive officer’s position and scope of responsibility. As disclosed in the 2007 Proxy Statement, the specific Company Performance measures for each 2006 named executive officer were as follows:

Name	Company Performance Measures*
Steven S Reinemund	– PepsiCo, Inc.: Net Revenue
Director; Executive Chairman	– PepsiCo, Inc.: EPS
(Former CEO)

Indra K. Nooyi	– PepsiCo, Inc.: Net Income & Volume (9 Months as President & CFO)
Director; President & CEO	– PepsiCo, Inc.: EPS & Net Revenue (3 Months as President & CEO)
(Former President & CFO)

Richard A. Goodman	– PepsiCo International (7 Months): NOPBT & Volume
Chief Financial Officer	– PepsiCo, Inc. (5 Months): Net Income & Volume
(Former PepsiCo Int’l CFO)

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Name	Company Performance Measures*
Michael D. White	– PepsiCo International: NOPBT & Volume
Director; Vice Chairman, PepsiCo;
CEO, PepsiCo International

John C. Compton	– PepsiCo Beverages N. America & QTG** N. America
CEO, PepsiCo North America	(9 Months): NOPBT & Volume
(Former President & CEO, QTG**)	– PepsiCo N. America (3 Months): NOPBT & Volume

Dawn Hudson	– PepsiCo Beverages N. America, Pepsi-Cola N. America & Foodservice: NOPBT & Volume
President & CEO,
Pepsi-Cola North America

*	“EPS” represents earnings per share; “NOPBT” represents net operating profit before taxes and “Volume” represents unit and share growth.

**	“QTG” represents the Quaker Foods/Tropicana/Gatorade Business Unit.
In future proxy statements, as applicable, beginning with the 2008 Proxy Statement, the Company intends to disclose the targets tied to the performance of the Company as a whole on which the Company publicly reports, provided that such disclosure would not be expected to result in competitive harm. Therefore, to the extent that the same 2006 performance measures are used for 2007 awards, the Company intends to disclose in the 2008 Proxy Statement the quantitative Company-wide Net Revenue, EPS and Volume targets.

The Company does not intend to disclose the targets based on reporting lines of business or business units or the Company-wide Net Income target because doing so would result in competitive harm to the Company. The Company operates in the highly competitive snack and beverage markets. If disclosed, the targets tied to the Company’s reporting lines of business or business units or the Company-wide Net Revenue target could be used by competitors to the Company’s competitive disadvantage. Specifically, the Company derives a competitive advantage from the diversity of its geographic and product portfolio. This portfolio diversity provides the Company with flexibility to effectively respond to category, competitive and macroeconomic dynamics. For this reason, the Company does not publicly communicate geographic, product, or line-of-business financial targets, as it would unnecessarily limit this portfolio flexibility advantage. Public disclosure of internal product, line-of-business, or geographic targets, even after the conclusion of the performance year, would provide competitors with insight into the Company management’s portfolio decision-making process, product mix and pricing as well as insight into how the Company responds to commodity inflation. Such insight could be used by competitors to anticipate the Company’s future competitive actions. In lieu of disclosing the specific targets tied to business units and reporting lines of business and the Company-wide Net Revenue target, the 2008 Proxy Statement will include narrative discussion of the degree of difficulty in achieving such targets.

(ii)	Individual Performance Measures. The Individual Performance measures used in determining the named executive officers’ 2006 awards related to each named executive officer’s contribution to the Company’s strategic business and organization imperatives, as assessed by the Compensation Committee. The Company’s strategic imperatives include improved operating efficiencies, customer and employee satisfaction and the executive officer’s management and development of people. The Company’s strategic imperatives have never been publicly disclosed. Furthermore,

Division of Corporation Finance	4	January 24, 2008
the 2006 strategic imperatives provided valuable descriptions of the Company’s business objectives and their disclosure, even after the conclusion of the performance year, would allow the Company’s competitors to gain insight into the Company’s business strategy. Specifically, public disclosure of strategic imperatives dealing with areas such as new products, emerging markets, consumer and customer trends, supply chain management, information technology and human resource management could be used by competitors to anticipate what actions the Company may take in the future to compete more effectively. Such information would provide competitors with the ability to develop their strategies to counter the Company’s actions and, consequently, harm the Company’s competitiveness. For this reason, the Company does not intend to disclose the Individual Performance targets in its 2008 Proxy Statement, but the 2008 Proxy Statement will include narrative discussion of the degree of difficulty in achieving such targets.
II. Performance-Based Restricted Stock Units. Finally, as disclosed in the 2007 Proxy Statement, the Company awards annual grants of performance-based restricted stock units (RSUs) to executive officers under its shareholder-approved long-term equity incentive plans. The RSUs are earned by the executive officers based on the Company’s achievement of pre-established EPS targets over a three-year performance period. Each year during the three-year performance period, the Committee sets an EPS target to apply to one-third of the RSU award. In the 2008 Proxy Statement, the Company intends to disclose the 2007 EPS target required to be achieved in order for the first third of the 2007 RSU award to be earned, subject to continued employment. (This same 2007 EPS target also determines whether the second third of the 2006 RSU award and the final third of the 2005 RSU award are earned.) The 2008 EPS target for the second third of the 2007 RSU award (as well as the first third of the 2008 RSU award and the final third of the 2006 RSU award) will be established in March 2008 but will not be material (within the meaning of Item 402(b) of Regulation S-K) to an understanding of the named executive officers’ 2007 compensation. For this reason, the Company does not intend to disclose the 2008 EPS target in the 2008 Proxy Statement.
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     As requested by the Staff in its letter dated December 13, 2007, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If you have any questions or comments regarding the foregoing, please contact the undersigned at (914) 253-3623.
Very truly yours,
/s/ Thomas H. Tamoney, Jr.
Thomas H. Tamoney, Jr.
Vice President, Deputy General Counsel and
Assistant Secretary

Division of Corporation Finance	6	January 24, 2008
Attachment A
     Awards under the 2004 Executive Incentive Compensation Plan are designed to be fully deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code. To achieve this, we use pre-approved earnings per share (EPS) targets for the CEO and CFO and a division’s net operating profit before taxes (NOPBT) target for Division Presidents to establish an individual’s maximum award. The EPS target is a designated percentage growth over the prior year’s EPS and each division’s NOPBT target is 100% attainment of the division’s planned NOPBT growth over the prior year’s NOPBT. The Compensation Committee then exercises discretion to reduce, but not to increase, the amount of the award. In 2007, PepsiCo’s actual EPS of [x]% exceeded the target EPS of [y]%, funding individual awards for Corporate executive officers at the maximum level. Division NOPBT targets were also met for 2007, funding individual awards for Division executive officers at the maximum level. Division NOPBT target performance levels were set to approximate the 75th percentile of our peer group, meaning that targets were set to fall within the top 25% of peer companies.